UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SFX Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

784178303
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,531,608
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,531,608
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,531,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,997,608
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,997,608
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,997,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON OO

    This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 by Robert F.X. Sillerman and Sillerman Investment Company III LLC (“SIC”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of SFX Entertainment, Inc. (the “Company”), as amended by Amendment No. 1 thereto filed on March 5, 2015,  Amendment No. 2 thereto filed on May 27, 2015, Amendment No. 3 thereto filed on May 29, 2015 and Amendment No. 4 thereto filed on June 19, 2015 (as so amended, the “Statement”).   Capitalized terms not defined in this Amendment No. 5 have the meaning ascribed to them in the Statement.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Statement is hereby amended and supplemented by adding the following:

The description of the Amendment set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On July 10, 2015, the Company, the Reporting Persons, and two affiliates of the Reporting Persons, SFXE Merger Sub Inc. (“Merger Sub”) and SFXE Acquisition LLC (“Purchaser”), entered into an Omnibus Amendment (the “Amendment”) to the Agreement and Plan of Merger, dated as of May 26, 2015, by and among the Company, Purchaser and Merger Sub (the “Merger Agreement”) and the Voting and Support Agreement, dated as of May 26, 2015, by and among the Company and the Reporting Persons (the “Voting Agreement”).

The Amendment amends the Merger Agreement by extending the go-shop period until 5:01 pm on July 24, 2015.  The Amendment further provides that during the extension of the go-shop period, Purchaser’s rights to match competing acquisition proposals for the Company are suspended.  The Amendment also changes the time for the delivery of Purchaser’s financing commitments for the transactions contemplated by the Merger Agreement from 10 days to 15 days after receiving the written request therefor from the Special Committee of the Board of Directors of the Company (which request may not be delivered prior to the end of the go-shop period).

The Amendment amends the Voting Agreement by providing that if, during the extension of the go-shop period, the Company terminates the Merger Agreement to enter into an alternative acquisition transaction in which the consideration for holders of Common Stock exceeds the $5.25 per share Cash Merger Consideration contemplated by the Merger Agreement by any amount, the Reporting Persons would vote their shares of Common Stock in favor of such alternative acquisition transaction.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 to this Amendment No. 5, and the Merger Agreement and the Voting Agreement, which were filed as Exhibit 2.1 and Exhibit 10.1, respectively, to Amendment No. 2 filed on May 27, 2015, all of which are incorporated herein by reference.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the following:

The description of the Amendment set forth in Item 4 above are incorporated by reference in its entirety into this Item 6.

ITEM 7.                      MATERIALS TO BE FILED AS EXHIBITS

Exhibit 2.1
Omnibus Amendment, dated as of July 10, 2015, by and among SFX Entertainment, Inc., SFXE Merger Sub Inc., SFXE Acquisition LLC, Sillerman Investment Company III LLC and Robert F. X. Sillerman (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on July 13, 2015)

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:  July 13, 2015

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/ Robert F. X. Sillerman

Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 2.1
Omnibus Amendment, dated as of July 10, 2015, by and among SFX Entertainment, Inc., SFXE Merger Sub Inc., SFXE Acquisition LLC, Sillerman Investment Company III LLC and Robert F. X. Sillerman (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on July 13, 2015)